--------------------------------------------------------------------------------
SEC              Potential persons who are to respond to the collection of
1746 (11-02)     information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
--------------------------------------------------------------------------------


                                                      --------------------------
                                                             OMB APPROVAL
                                                      --------------------------
                                                      OMB Number: 3235-0145
                                                      --------------------------
                                                      Expires: December 31, 2005
                                                      --------------------------
                                                      Estimated average
                                                      burden hours per
                                                      response . . . . . . . 11
                                                      --------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 7)

                    Under the Securities Exchange Act of 1934



                            Indus International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45578L100
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Jeffrey R. Poss, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                November 9, 2004
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------                  -------------------------------
CUSIP No.   45578L100
-------------------------------                  -------------------------------
--------------------------------------------------------------------------------
   1    NAME OF REPORT PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Warburg, Pincus Investors, L.P.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY          0 (See Item 5)
OWNED BY       -----------------------------------------------------------------
EACH             9    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH           0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      0 (See Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        0 (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------------                  -------------------------------
CUSIP No.   45578L100
-------------------------------                  -------------------------------
--------------------------------------------------------------------------------
   1    NAME OF REPORT PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Warburg Pincus LLC
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        N/A
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY          0  (See Item 5)
OWNED BY       -----------------------------------------------------------------
EACH             9    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH           0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      0  (See Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        0  (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        OO (LIMITED LIABILITY COMPANY)
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------------                  -------------------------------
CUSIP No.   45578L100
-------------------------------                  -------------------------------
--------------------------------------------------------------------------------
   1    NAME OF REPORT PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Warburg Pincus & Co.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        N/A
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY          0  (See Item 5)
OWNED BY       -----------------------------------------------------------------
EACH             9    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH           0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      0  (See Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        0  (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------------                  -------------------------------
CUSIP No.   45578L100
-------------------------------                  -------------------------------
--------------------------------------------------------------------------------
   1    NAME OF REPORT PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Warburg, Pincus Investors Liquidating Trust
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        N/A
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY          0 (See Item 5)
OWNED BY       -----------------------------------------------------------------
EACH             9    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH           0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      0 (See Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        0 (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        OO (TRUST)
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     Pursuant to Rule 13d-2 promulgated under the Exchange Act, this Amendment No. 7 by Warburg, Pincus Investors, L.P. ("WPI"), a Delaware limited partnership, Warburg Pincus LLC, a New York limited liability company (formerly known as E.M. Warburg, Pincus & Co., LLC) ("WP LLC"), Warburg Pincus & Co., a New York general partnership ("WP") and Warburg, Pincus Investors Liquidating Trust, a New York trust ("WPILT," and together with WPI, WP LLC and WP, the "Reporting Entities"), amends the Schedule 13D filed on September 4, 1997, as amended on September 8, 1997 , September 9, 1998, January 13, 1999, March 6, 2003, July 31, 2003 and August 20, 2004 (such Schedule 13D as amended, the "Old
Schedule 13D/A") by the Reporting Entities.

     The Reporting Entities are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Reporting Entities to file jointly (the "Joint Filing Agreement") is attached hereto as Exhibit 1. Unless the context otherwise requires, references herein to the "Common Stock" are to shares of common stock, par value $0.001 per share of Indus International, Inc., a Delaware corporation ("Indus International" or the "Company"). Each Reporting Entity disclaims beneficial ownership of all shares of Common Stock.

Item 2. Identity and Background

Item 2 of the Old Schedule 13D/A is hereby amended to replace the paragraph beginning "WP, the sole general partner of WPI" in its entirety as follows:

     WP, the sole general partner of WPI, has a 20% interest in the profits of WPI. The business address of each of the foregoing is 466 Lexington Avenue, New York, NY, 10017. Each of WPI, WP, WP LLC and WPILT (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, and (ii) has not been a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which civil proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Old Schedule 13D/A is hereby amended by adding the following at the end thereof:

The Sale of Remaining Shares
----------------------------

On November 9, 2004, WPILT agreed to sell the Remaining Shares, constituting a total of 3,371,925 shares of Common Stock, at a price of $1.55 per share (the "Remaining Share Sale"), for an aggregate purchase price of approximately $5,226,484 before fees payable in connection therewith. The sale of the Remaining Shares, all of which are registered for resale pursuant to a registration statement on Form S-3 filed by the Company in 2003, will take place through C.E. Unterberg, Towbin, LLC ("CEUT"). The purchase price shall be paid to WPILT in cash upon consummation of the Remaining Share Sale (the "Remaining Share Sale Closing"), which is expected to occur on or about November 12, 2004.

Item 4. Purpose of Transaction.

Item 4 of the Old Schedule 13D/A is hereby amended by adding the following at the end thereof:

     The Remaining Share Sale is being undertaken in accordance with the stated intention of the Reporting Entities to liquidate all of their shares of the Company's Common Stock.

     None of the Reporting Entities nor, to the best of their knowledge, any person listed in Item 2 of the Old Schedule 13D/A has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Old Schedule 13D/A is hereby amended by adding the following at the end thereof:

The Remaining Share Sale
------------------------

     (a) As described in Item 3, WPILT has agreed to sell an aggregate of 3,371,925 shares of the Company's Common Stock at a price of $1.55 per share, for an aggregate purchase price of approximately $5,226,484 before fees payable in connection therewith. The purchase price shall be paid to WPILT in cash upon consummation of the Remaining Share Sale Closing, which is expected to occur on or about November 12, 2004. Upon consummation of the Remaining Share Sale Closing, WPILT will no longer beneficially own any shares of Common Stock.

     Upon consummation of the Closing, the Reporting Entities will own 0% of the Company's then outstanding Common Stock.

     The Reporting Entities are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Entity disclaims beneficial ownership of all shares of Common Stock.

     (b) Neither WPILT not any of the Reporting Entities will have the power to vote or to direct the vote and to dispose or to direct the disposition of any shares of Common Stock upon consummation of the Closing.

     (c) Other than the agreement to undertake the Remaining Share Sale and the transactions described herein, no transactions in the Common Stock were effected during the last sixty days by the Reporting Entities or any of the persons set forth in Item 2 of this Schedule 13D/A.

     (d) Not applicable.

     (e) Upon consummation of the Remaining Share Sale Closing, which is expected to occur on or about November 12, 2004, the Reporting Entities shall cease to be the beneficial owner of more than five percent of the Company's then outstanding Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Pursuant to a Waiver Letter, dated November 9, 2004, from CEUT addressed to WPI and WPILT (a copy of which is attached hereto as Exhibit 2), CEUT has consented to waive, for purposes of the Remaining Share Sale, the restriction on the ability of WPI and WPILT to offer, sell, contract to sell, pledge or otherwise dispose of any shares of the Company's Common Stock during the Lock-Up Period, as such restriction is set forth in the Securities Purchase Agreement.

Item 7. Material to be Filed as Exhibits.

     1. Amended and Restated Joint Filing Agreement, dated August 20, 2004, between the Reporting Entities (incorporated by reference to Exhibit 1 of Amendment No. 6 of the Reporting Entities' Schedule 13D filed on August 20, 2004).

     2. Waiver Letter, dated November 9, 2004, from CEUT addressed to WPI and WPILT.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2004                  Warburg, Pincus Investors, L.P.

                                          By: Warburg Pincus & Co.,
                                              General Partner


                                          By: /s/ Scott A. Arenare
                                             ---------------------------
                                             Name:  Scott A. Arenare
                                             Title: Partner

Dated: November 12, 2004                  WARBURG PINCUS & CO.

                                          By: /s/ Scott A. Arenare
                                              --------------------------
                                              Name:  Scott A. Arenare
                                              Title: Partner

Dated: November 12, 2004                  WARBURG PINCUS LLC

                                          By: /s/ Scott A. Arenare
                                              --------------------------
                                              Name:  Scott A. Arenare
                                              Title: Managing Director

Dated: November 12, 2004                  WARBURG, PINCUS INVESTORS
                                          LIQUIDATING TRUST

                                          By: /s/ Scott A. Arenare
                                              --------------------------
                                              Name:  Scott A. Arenare
                                              Title: Trustee

                                  Exhibit Index

     1. Amended and Restated Joint Filing Agreement, dated August 20, 2004, between the Reporting Entities (incorporated by reference to Exhibit 1 of Amendment No. 6 of the Reporting Entities' Schedule 13D filed on August 20, 2004).

     2.   Waiver Letter, dated November 9, 2004, from CEUT addressed to WPI.